Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Medicenna Therapeutics Corp. (the “Company”)
2 Bloor Street West, 7th Floor,

Toronto, Ontario

M4W 3E2

2.	Date of Material Change

August 9, 2022

3.	News Release

On August 9, 2022, the Company issued news releases through the services of Globe Newswire with respect to the material change described below.

4.	Summary of Material Change

On August 9, 2022, the Company announced the pricing of its previously-announced marketed underwritten public offering of units (the “Units”) of the Company in Canada and in the United States at a price to the public of US$1.50 per Unit (the “Offering”), for aggregate gross proceeds to the Company of approximately US$20 million. Pursuant to the Offering, the Company issued a total of 13,333,334 Units on August 11, 2022.

Each Unit is comprised of one common share and one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one common share at a price of US$1.85 per common share, subject to adjustment in certain events, until August 11, 2027.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On August 9, 2022, the Company announced the pricing of its previously-announced Offering of 13,333,334 Units at a price to the public of US$1.50 per Unit, for aggregate gross proceeds to the Company of approximately US$20 million before deducting the underwriting commissions and Offering expenses and excluding any proceeds the Company may receive from the exercise of the Warrants. Pursuant to the Offering, the Company issued a total of 13,333,334 Units on August 11, 2022.

Each Unit is comprised of one common share and one common share purchase warrant. Each Warrant entitles the holder thereof to purchase one common share at a price of US$1.85 per common share, subject to adjustment in certain events, until August 11, 2027.

The Offering was made pursuant to an underwriting agreement entered into between Guggenheim Securities, LLC, as sole book-running manager, Bloom Burton Securities Inc., as co-manager, and the Company.

The Company plans to use the net proceeds of the Offering primarily to fund the clinical development of MDNA11, the pre-clinical development of a BiSKIT candidate, working capital and for general corporate purposes.

5.2	Forward-Looking Statements

This material change report contains forward-looking statements under applicable securities laws and relate to the future operations of the Company and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “plans”, “expects”, and similar expressions. All statements other than statements of historical fact included in this material change report, including the statements regarding the anticipated use of proceeds for the Offering and the future plans and objectives of the Company, are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the Company’s ability to access capital generally, the Company’s ability to develop candidates through the successful and timely completion of preclinical assays, studies and clinical trials, the receipt of all regulatory approvals by the Company to commence and then continue clinical studies and trials, and other risks detailed in the final prospectus supplement dated August 9, 2022 of the Company relating to the Offering (the “Supplement”), the accompanying final short form base shelf prospectus of the Company dated July 28, 2020 (the “Base Prospectus”) and the documents incorporated by reference therein. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this material change report are expressly qualified by this cautionary statement. The forward-looking statements contained in this material change report are made as of the date of this report and the Company will update or revise publicly any of the included forward-looking statements only as expressly required by Canadian and United States securities law.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For additional information with respect to the material change referred to herein, the following person may be contacted:

Elizabeth Williams

Chief Financial Officer

(416) 648-5555

ewilliams@medicenna.com

9.	Date of report

August 19, 2022